Schedule A

to

Investment Advisory Agreement

of

JPMorgan Trust IV

Advisory Fee Rates

(amended as of May 12, 2022)

Name	Fee Rate
JPMorgan Core Focus SMA Fund	N/A
JPMorgan Emerging Markets Research Enhanced Equity Fund	0.25%
JPMorgan Equity Premium Income Fund	0.25%
JPMorgan Hedged Equity 2 Fund[1]	0.25%
JPMorgan Hedged Equity 3 Fund[1]	0.25%
JPMorgan International Hedged Equity Fund	0.60%
JPMorgan Institutional Tax Free Money Market Fund	0.08%
JPMorgan Macro Opportunities Fund	0.60%
JPMorgan Municipal SMA Fund	N/A
JPMorgan Preferred and Income Securities Fund[2]	0.50%
JPMorgan Securities Lending Money Market Fund	0.08%
JPMorgan SmartRetirement Blend 2015 Fund	0.15%
JPMorgan Ultra Short Municipal Fund	0.15%

*    *    *    *    *

[1]	Initial term continues until October 31, 2022
[2]	Initial term continues until October 31, 2023.

JPMORGAN TRUST IV	J.P. MORGAN INVESTMENT MANAGEMENT INC.

By:	By:

Name:	Name:

Title:	Title: